December 3, 2009
Mr. Justin Dobbie
Attorney Advisor
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Green Bankshares, Inc
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the period ended June 30, 2009
File Number 001-14289
Dear Mr. Dobbie,
In response to your letter dated November 25, 2009, requesting additional information concerning the above referenced items, Green Bankshares, Inc. (the “Company”) provides the information detailed below:
Form 10-K for the fiscal year ended December 31, 2008
SEC Question/observation:
Item 11. Executive Compensation, page 87
Compensation Discussion and Analysis, page 18 of Definitive Proxy Statement on Schedule 14A
1.	We note your response to comment 2 in our letter dated October 16, 2009. Please confirm that you will file a written description of your Cash Incentive Plan with your next periodic report. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Company Response:
The Company will file a written description of its Cash Incentive Plan in its next periodic report.
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact James E. Adams, the Company’s Chief Financial Officer at (423) 278-3050 or by FAX at (423) 278-3090.
Sincerely,
/s/ Stan Puckett
Stan Puckett
Chairman and Chief Executive Officer